Project Biltmore

Presentation to the Special Committee of the BOD

May 27, 2003



Table of Contents

CONFIDENTIAL MATERIAL FOR THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

THE FOLLOWING PAGES CONTAIN MATERIAL PROVIDED TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF GRAPE (THE "COMPANY") BY CIBC WORLD MARKETS CORP. ("CIBC WORLD MARKETS") IN CONNECTION WITH THE PROPOSED MANAGEMENT BUYOUT OF THE COMPANY. THE ACCOMPANYING MATERIAL WAS COMPILED AND PREPARED ON A CONFIDENTIAL BASIS SOLELY FOR THE USE OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY. THE INFORMATION CONTAINED IN THIS MATERIAL WAS OBTAINED FROM THE COMPANY AND OTHER SOURCES. ANY ESTIMATES AND PROJECTIONS FOR THE COMPANY CONTAINED HEREIN HAVE BEEN PREPARED BY THE MANAGEMENT OF THE COMPANY OR ARE BASED ON SUCH ESTIMATES AND PROJECTIONS, AND INVOLVE NUMEROUS AND SIGNIFICANT SUBJECTIVE DETERMINATIONS, WHICH MAY OR MAY NOT BE CORRECT. NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, IS MADE AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION AND NOTHING CONTAINED HEREIN IS, OR SHALL BE RELIED UPON AS, A REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE. THIS MATERIAL WAS NOT PREPARED FOR USE BY READERS NOT AS FAMILIAR WITH THE BUSINESS AND AFFAIRS OF THE COMPANY AS THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS AND, ACCORDINGLY, NEITHER THE COMPANY, THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY NOR CIBC WORLD MARKETS NOR THEIR RESPECTIVE LEGAL OR FINANCIAL ADVISORS OR ACCOUNTANTS TAKE ANY RESPONSIBILITY FOR THE ACCOMPANYING MATERIAL WHEN USED BY PERSONS OTHER THAN THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY.

1 Transaction Overview

Key Terms

Terms	Comments
Transaction	> Cash merger whereby all shares not owned by Randeep Grewal, the Chairman and CEO of Grape, will be acquired by an entity that he controls
Structure	> Reverse triangular merger whereby Alexi Corporation ("Merger Sub"), a wholly-owned subsidiary of Alexi Holdings Limited ("Parent") is merged with and into Company
Merger Consideration	> $6.25 per share in cash
Options / Warrants	> All unvested options and warrants are accelerated > In-the-money options and warrants receive the value equal to the value of Merger Consideration less the exercise price
Representations and Warranties	> Customary for arms length merger transaction
No Solicitation	> At any time prior to the mailing of the proxy statement, if once the Board has determined that an Acquisition Proposal represents a Significant Offer (unsolicited bona fide written proposal which the Board, in its reasonable judgment concludes is more favorable from a financial point of view and is reasonably capable of being consummated) • Notify Parent within 24 hours from an Acquisition Proposal or inquiry of interest is received • Promptly provide Parent a written notice of identity of offeror and intention to furnish offeror with nonpublic information • Enter into a confidentiality agreement attached to the Merger Agreement ("Agreement") as Exhibit B • Promptly provide Parent with information to be furnished to offeror, to the extent not yet provided to Parent • Furnish non-public information to the third party • Enter into negotiations > Subject to certain restrictions, Board has a fiduciary out for a Superior Offer (in Board's judgment concludes, after a receipt of opinion from a nationally recognized investment bank, offer is more favorable from a financial point of view and is reasonably capable of being consummated; provided, however, such offer is not deemed to be a Superior Offer if any financing required is not committed or is not reasonably capable of being obtained)

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Key Terms (cont.)

Terms	Comments
Shareholders' Meeting	> Company is not required to hold a Shareholders' Meeting unless Parent has confirmed availability of financing
Closing Conditions	> Stockholder approval > No government injunction > Accuracy of reps and warranties > Receipt of all necessary third party consents > No Company Material Adverse Effect > Absence of pending or threatened proceedings that may have material adverse effect on the Merger or either party ("Proceeding") > Officer's certificate > Dissenting shares to not exceed 5% of outstanding shares of Common Stock > Availability of Parent's financing > All fees and expenses of the Special Committee have been paid in full
Termination	> By mutual written consent > Failure to close by June 30, 2004 > By Parent if there is a pending or threatened Proceeding > By either party if requisite shareholder approval was not obtained at the Shareholders' Meeting > By Parent if a Triggering Event (defined later) has occurred > By either party upon breach of reps and warranties of the other party and such breach is not cured within a cure period by the breaching party > By Parent if there has been a Company Material Adverse Effect or one or a combination of events that could be a Company Material Adverse Effect > By Parent if the satisfaction of any Company closing condition is or becomes impractical and Parent has not waived such condition > By Company if, prior to the Shareholders' Meeting: (i) Company's Board receives a Superior Offer; (ii) Board, after consultation with its outside advisors, terminates the Merger Agreement as not to violate its fiduciary duties; (iii) Company has complied in all material respects with No Solicitation provisions; (iv) Company pays the Termination Fee and Parent Expenses (defined later); and (v) Board concurrently approves and Company concurrently enters into a definitive agreement; provided Company provides a three (3) business notice to Parent

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Key Terms (cont.)

Terms	Comments

Expenses	> Each shall bear its own
	
	> Company shall pay Parent for all fees and expenses incurred in connection with the Merger ("Parent Expenses"); provided, however, such payment shall not exceed $500,000, exclusive of litigation expenses, if terminated by Parent pursuant to the following ("Expense Conditions"):
	  • Failure to close by June 30, 2004
	  • Pending or threatened Proceeding
	  • Requisite shareholder approval was not obtained at the Shareholders' Meeting
	  • Triggering Event
	  • Breach of reps and warranties by Company
	  • Company Material Adverse Effect or one or a combination of events that could be a Company Material Adverse Effect

Termination Fee	> Company shall pay Parent:
	  • $1.05 million if terminated pursuant to (ii)
	  • $1.75 million if (a) terminated by either party pursuant to (i) or (ii) and at or prior to termination, Company has received an Acquisition Proposal which is then consummated within twelve (12) months from termination, (b) terminated by Parent pursuant to a Triggering Event or (c) terminated by Company pursuant to (iv)
	  • $1.00 million if (a) Company receives a Significant Proposal within 30 days from the date of Agreement then terminates pursuant to (iv) before the earlier of (y) 45 days from the date of Agreement or (z) the date of mailing of proxy
	  (i) Merger not consummated by June 30, 2004
	  (ii) Requisite stockholder approval has not been obtained
	  (iii) Triggering Event
	    - Board approval, endorsement or recommendation of any Acquisition Proposal
	    - Failure of Company to comply with Company Shareholders' Meeting covenant
	    - Board withholds or withdraws or modifies its recommendation
	    - Board fails to include its recommendation in proxy
	    - Board fails to reject a tender within ten (10) business days
	    - Company fails to issue a press release in opposition to a publicly announced Acquisition Proposal within ten (10) business days
	    - Breach by Company or any its Representative of the No Solicitation covenant
	  (iv) Superior Proposal out

Offer Summary

(Dollars in thousands, except per share amount)

		Current 5/23/2003	Offer Price
Price Per Share		$4.15	$6.25
% Change / Implied Premium			
Unaffected [a]	$3.70	12%	69%
1 Day	$4.15	0%	51%
1 Week	$3.76	10%	66%
1 Month	$3.91	6%	60%
FD Shares Outstanding [b]		5,180.9	5,189.1
Equity Value		$21,500.7	$32,431.8
Plus: Debt [c]		67,709.9	67,709.9
Plus: Working Capital Deficit [c]		6,791.6	6,791.6
Less: Cash [c]		(9,369.2)	(9,369.2)
Aggregate Value (AV)		$86,633.0	$97,564.0
Valuation Multiples			
AV / 2002A EBITDA		25.0x	28.1x
AV / 2003E EBITDA		6.0	6.7
AV / 2004E EBITDA		5.4	6.0
P / 2003E Cash Flow		26.2x	39.5x
P / 2004E Cash Flow		11.1	16.7
P / 2003E EPS [d]		na	na
P / 2004E EPS [d]		na	na

(a) Grape closing stock price on May 19, 2003 which is one day prior to the announcement of a possible management buyout.
(b) Based on 4.95mm shares of Grape common stock, 230,000 warrants with an exercise price of $0.01, and 200,000 options with an exercise price of $6.00 based on treasury method.
(c) Per March 31, 2003 form 10-Q.
(d) Not applicable due to estimated losses in both 2003 and 2004.

2 Overview of Grape

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Company Overview

> Grape is an independent integrated energy company that conducts operations through its two divisions: Integrated and International Operations

> Integrated Operations consists of the Company's heavy oil wells in California and the Santa Maria asphalt refinery

- 28.5 MMBOE, daily production averaging 3,300 BOE (gross) per day from 1,200 wells for the year ended December 31, 2002

- 10,000 bpd asphalt refinery

> International Operations include interests in five (5) coalbed methane (CBM) exploration and production sharing contracts in China

- Company currently in default under agreements

> The Company's oil and gas production, exploration and development activities are concentrated in California where the Company also owns and operates an asphalt refinery

Source: Company public filings and management.

3 Year Price / Volume Graph

Since its high of $17.14 on September 20, 2000, Grape's stock price has declined approximately 76% to close at $4.15 on May 23, 2003



Date	Event
1) August 2002	Completed sale of non core assets in Canada
2) August 2002	Settled lawsuit with CAPCO resources
3) November 2001	Declared a payment of a 5% stock dividend and completed spot secondary public offering of 542,785 shares at $13.10 per share
4) February 2001	Increased credit facility with existing bank up to $46 million
5) March 2001	Secured financing with new bank up to $75 million, closed on a revolving credit line of $16 million
6) July 2001	Announced share repurchase program to buy back up to 10% of outstanding common stock
7) August 2001	Completed Colombian transaction with Greka receiving cash and assets
8) October 2001	Exploration success at Potash Field with drilling of H&D#1 well, commenced production at over 6 Mmcfed
9) May 2002	Sold interest in Potash Field
10) June 2002	Acquired oil & gas properties from Vintage Petroleum
11) October 2002	Acquired oil & gas properties and related facilities in the Rincon Island Field
12) October 2002	Debt restructuring through the placement of $12.5 million in secured debt
13) October 2002	Amendment to production sharing contract in the Company's exploration prospect in Jiangxi, China
14) March 2003	Placed $20 million with an institutional investor through a two-year secured credit facility
15) May 2003	Announced a possible management buyout by Randeep Grewal, Chairman and CEO of Grape

Source: Factset, Company Filings and Management.

Overview of California Properties

> U.S. reserves of 28,542 MBOE representing 100% of total company proved reserves as of 12/31/2002

> 12/31/2002 production of 1,083 MBOE

> Majority of the $7.8 million 2003 capital budget will be allocated to facilitate organic production from the California properties. Capital expenditure projects identified for 2003, namely workovers, redrills, recompletions, side-tracks, and various facility enhancements, are scheduled throughout the year.

> **Central Coast Fields**

- The Company owns seven fields in the Central Coast area of California (38% of total proved reserves)
- Fields provide equity crude oil for the Company's asphalt refinery
- 179 active wells producing 2,364 BOEPD as of 12/31/2002

> **North Belridge Field**

- 42 wells on three leases covering 270 contiguous acres (8% of total proved reserves)
- Production of 300 BODPD

> **Rincon Field**

- 100% working interest in 16 active wells producing approximately 371 BOEPD

> **Richfield East Dome Unit**

- Mature waterflood producing approximately 615 BOEPD from 94 active wells

Source: Company public filings and management.

Asphalt Refinery Overview

> Grape owns an asphalt refinery in Santa Barbara County, California. The refinery is a fully self-contained plant with steam generation, mechanical shops, control rooms, office, laboratory, emulsion plant and related facilities.

> The refinery has a rated capacity of 10,000 bpd. However, an independent appraisal of the refinery was conducted in 2001 suggesting that the sustainable throughput capacity is approximately 7,500 bpd.

> Refinery storage capacity

>> • Asphalt   400,000 Bbls

>> • Crude   135,000 Bbls

>> • Gas Oil   25,000 Bbls

>> • Naphtha   20,000 Bbls



> As of 12/31/2002, average throughput was approximately 3,000 bpd, a 24% increase over 2001 levels.

> As of 12/31/2002, the Company supplied approximately 90% of the asphalt feedstock with equity oil produced from nearby oil and gas producing fields.

> The facilities are designed to produce high quality asphalt (65%), which is primarily used for paving roads and repairs. The refinery also produces naphtha (5%), which is sold to complex refineries for further processing and distillates (gas oil) (30%).

> In February 2003, the Company performed a maintenance turnaround, and the plant resumed operation in March 2003.

Source: Company public filings and management.

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Other Assets Overview

> **Facilities & Equipment.** The Company maintains a consolidated infrastructure which includes:

- 2 gas processing plants

- 3 workover rigs

- 9 vacuum trucks

- 2 crude trucks

- Extensive pipelines

> **Real Estate.** The Company owns real estate under which some of its oil and gas properties in California reside.

- As of 12/31/2002, the Company owned approximately 3,300 acres in Santa Barbara County, California

- The Company has used a portion of its real estate holdings for leased agricultural purposes

> **International Operations/Assets.** The Company owns interests in CBM properties and production sharing contracts in China.

- As of 12/31/2002, no reserves have been booked in the Company's financial reports.

Source: Company public filings and management.

Issues Facing Company

> Capital Structure

- Company currently has $58.3 million of net debt which represents 10.4x LTM EBITDA and 4.0x 2003E EBITDA

> Interest Expense

- Company is currently unable to finance itself in "bank" market and is reliant on financing from "alternative lenders". Most recent financings have all-in interest rate of approximately 20%

> Cash Flow

- Company is spending almost all of its EBITDA on interest expense leaving no cash flow to fund capital expenditures

> Underutilized Refinery

- The Company's asphalt refinery is currently operating at approximately 30% of stated capacity thus affecting the profitability of the operations. Further the Company does not have the capital or liquidity to either increase production from its existing properties or acquire additional oil from third parties to run refinery at more efficient capacity

Volume Distribution Analysis

Volume Weighted Average Price:

3 Month: $4.13

6 Month: $4.14

1 Year: $4.81

3 Year: $10.13

3 Month [a]



6 Month [b]



1 Year [c]



3 Year [d]



(a) Three-month histogram represents 505,630 cumulative shares traded, representing 11% of the public float of 4,657,727 shares outstanding, and 10% of the total shares outstanding of 4,951,451. Public float is defined as total shares less shares held by insiders.

(b) Six-month histogram represents 988,289 cumulative shares traded, representing 21% of the public float of 4,657,727 shares outstanding, and 20% of the total shares outstanding of 4,951,451.

(c) One-year histogram represents 3,637,626 cumulative shares traded, representing 78% of the public float of 4,657,727 shares outstanding, and 73% of the total shares outstanding of 4,951,451.

(d) Three-year histogram represents 18,823,061 cumulative shares traded, representing 404% of the public float of 4,657,727 shares outstanding, and 380% of the total shares outstanding of 4,951,451.

Shareholder Profile Analysis

Institutional Holders

Institutional Holders	Shares	Percent	Cumulative Percent
Strong Capital Management	511,388	9.9%	9.9%
Wynnefield Capital Management	346,300	6.7%	16.6%
Vanguard Group	160,016	3.1%	19.6%
AXA Financial	78,300	1.5%	21.2%
Bridgeway Capital Management	33,600	0.6%	21.8%
Security Management Company	16,300	0.3%	22.1%
Barclays Bank	6,575	0.1%	22.2%
Legg Mason	2,599	0.1%	22.3%
CIBC WM	997	0.0%	22.3%
Los Angeles Capital Management	405	0.0%	22.3%
Other	74,234	1.4%	23.8%
Total Institutional Ownership	**1,230,714**	**23.8%**	**23.8%**

Insider Ownership

Insiders	Shares	Percent
Randeep S. Grewal (Chairman, CEO, Pres)	262,500	5.1%
Dr. Jan Holtrop (Dir)	23,499	0.5%
George Andrews (Dir)	5,250	0.1%
Brent Stromberg (VP Op)	1,900	0.0%
Richard Lembcke (VP Bus Dev)	1,575	0.0%
Total Insiders	**294,724**	**5.7%**

Distribution Summary

	Shares	Percent
Randeep S. Grewal (Chairman, CEO, Pres)	262,500	5.1%
Other Insiders	32,224	0.6%
Strong Capital Management	511,388	9.9%
Wynnefield Capital Management	346,300	6.7%
Other Institutional Shareholders	373,026	7.2%
Warrant Holders [(a)]	229,446	4.4%
Other Shareholders / Retail	3,426,013	66.1%
Total Shares Outstanding [(b)]	**5,180,897**	**100.0%**

Distribution Summary



Randeep S. Grewal (Chairman, CEO, Pres) 5%
Other Insiders 1%
Strong Capital Management 10%
Wynnefield Capital Management 7%
Other Institutional Shareholders 7%
Warrant Holders (a) 4%
Other Shareholders / Retail 66%

Source: Grape 10K, dated 12/31/02.
(a) Based on treasury method using closing price of $4.15 on May 23, 2003; 230,000 warrants with an exerciseable price of $0.01.
(b) Based on fully diluted shares outstanding including 4.95 million shares of common stock and 230,000 warrants. Treausury method applied to warrants.

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3 Valuation Analysis

Overview

> Valuation performed using the following methodologies:

- **E&P Comparable Company Analysis** - Valuation based on current trading multiples of publicly traded peers.

- **R&M Comparable Company Analysis** - Valuation based on current trading multiples of publicly traded peers.

- **Precedent Asset Transactions** - Values the corporation or selected assets based on recent corporate or asset transactions.

- **Net Asset Value.** Value of Company based on an estimated reserve value, estimated market value of other assets and the Company's current capital structure

- **Discounted Cash Flow.** Utilizes Company production estimates to value unlevered cash flows, utilizing various discount rates to reflect required returns.

- **Premiums Paid Analysis.** Values the corporation based on premiums paid in recent "going private" or "squeezeout" transactions.

Summary Historical and Projected Financials
(Dollars in millions, except per share amount)

	Actual				Projected (a)			
Fiscal Year End 12/31	2000	2001	2002	LTM (b)	2003	2004	2005	2006
Sales	$49.1	$40.8	$28.9	$32.3	$42.6	$50.1	$50.3	$53.5
Cost of Goods Sold	25.2	24.8	16.3	17.3	20.2	25.2	25.0	26.6
Gross Profit	23.9	16.0	12.7	15.0	22.3	24.9	25.3	26.9
SG&A	7.2	8.3	9.2	9.4	7.8	8.8	8.8	9.0
Other Operating Expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EBITDA	16.7	7.7	3.5	5.6	14.5	16.1	16.5	17.9
Depreciation	3.6	5.6	3.2	3.1	6.6	9.0	8.8	9.1
EBIT	13.1	2.1	0.2	2.5	7.9	7.1	7.7	8.8
Interest Expense (Income), net	4.5	4.2	9.4	11.8	13.7	14.2	16.3	18.7
Other Non-Operating Expense	0.0	5.5	1.2	1.2	0.0	0.0	0.0	0.0
Pre-Tax Income	8.5	(7.6)	(10.3)	(10.4)	(5.8)	(7.1)	(8.6)	(9.9)
Provision for Taxes	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	8.2	(7.6)	(10.4)	(10.4)	(5.8)	(7.1)	(8.6)	(9.9)
Number of Shares Outstanding	4.8	4.6	4.8	5.2	5.2	5.2	5.2	5.2
Fully Diluted EPS	$1.72	($1.67)	($2.18)	($2.01)	($1.11)	($1.37)	($1.66)	($1.90)
Key Balance Sheet Items								
Cash	$4.8	$0.4	$1.4	$9.4	$1.0	$1.0	$1.0	$1.0
Net Working Capital (excludes cash)	1.1	(16.8)	(3.2)	(6.8)	(2.3)	(3.7)	(3.5)	(3.9)
Total Debt	36.8	43.1	57.3	67.7	68.4	77.1	89.0	101.4
Shareholders' Equity	40.2	33.2	26.1	23.9	20.3	13.2	4.6	(5.2)
Credit Statistics								
Debt / EBITDA	2.2x	5.6x	16.5x	12.0x	4.7x	4.8x	5.4x	5.7x
EBITDA / Interest Expense	3.7	1.9	0.4	0.5	1.1	1.1	1.0	1.0

(a) Modeled using Company estimated production, utilizing CIBC World Markets price deck.
(b) LTM ending March 31, 2003.

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Summary Valuation – Implied Share Price



Comparable Company Analysis– E&P

(Dollars in thousands, except per share amount)

			Implied Range	
		Low	**Mid**	**High**
Comparable Company Trading Analysis	(a) EBITDA 2003E (a)		$ 14,537	
	Comparable Company Multiple	3.6x	4.0x	4.4x
	Implied Aggregate Value	$ 51,713	$ 58,121	$ 64,529
	Less: net debt (b)	(58,341)	(58,341)	(58,341)
	Less: working capital deficit (b)	(6,792)	(6,792)	(6,792)
	Implied Equity Value	$ (13,417)	$ (7,008)	$ (600)
	Equity Value per Share	$ (2.59)	$ (1.35)	$ (0.12)
	(b) EBITDA 2004E (a)		$ 16,148	
	Comparable Company Multiple	4.3x	4.5x	4.7x
	Implied Aggregate Value	$ 69,906	$ 72,852	$ 75,798
	Less: net debt (b)	(58,341)	(58,341)	(58,341)
	Less: working capital deficit (b)	(6,792)	(6,792)	(6,792)
	Implied Equity Value	$ 4,774	$ 7,720	$ 10,666
	Equity Value per Share	$ 0.92	$ 1.49	$ 2.06
	(c) Cash Flow 2003E (a)		$ 883	
	Comparable company multiple	2.4x	2.8x	6.9x
	Implied Equity Value	$ 2,087	$ 2,446	$ 6,060
	Equity Value per Share	$ 0.40	$ 0.47	$ 1.17
	(d) Cash Flow 2004E (a)		$ 1,943	
	Comparable company multiple	2.7x	3.4x	6.9x
	Implied Equity Value	$ 5,159	$ 6,524	$ 13,340
	Equity Value per Share	$ 1.00	$ 1.26	$ 2.57
Company Aggregate Value	**Average**	$ 64,783	$ 67,552	$ 72,498
Company Equity Value	**Average**	$ (349)	$ 2,420	$ 7,367
	Shares Outstanding	5,181	5,181	5,181
	Equity Value per Share	$ (0.07)	$ 0.47	$ 1.42

Note: Multiple range represents the low to high multiples of the E&P comparable companies found in Appendix A; average represents simple averages and trimmed average was not used due to insufficient data set.
(a) Modeled using Company estimated production, utilizing CIBC World Markets price deck.
(b) As of March 31st, 2003, per 1Q 2003 10-Q.

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Comparable Company Analysis – R&M
(Dollars in millions, except per share amount)

			Implied Range			
			Low		**Mid**	**High**
Comparable Company Trading Analysis	(a)	EBITDA 2003E (a)		$	14,537	
		Comparable Company Multiple	3.3x		4.8x	7.6x
		Implied Aggregate Value	$ 48,194	$	70,181	$ 110,377
		Less: net debt (b)	(58,341)		(58,341)	(58,341)
		Less: working capital deficit (b)	(6,792)		(6,792)	(6,792)
		Implied Equity Value	$ (16,939)	$	5,048	$ 45,244
		Equity Value per Share	$ (3.27)	$	0.97	$ 8.73
	(b)	EBITDA 2004E (a)		$	16,148	
		Comparable Company Multiple	3.2x		4.5x	6.7x
		Implied Aggregate Value	$ 51,259	$	72,037	$ 107,432
		Less: net debt (b)	(58,341)		(58,341)	(58,341)
		Less: working capital deficit (b)	(6,792)		(6,792)	(6,792)
		Implied Equity Value	$ (13,874)	$	6,904	$ 42,299
		Equity Value per Share	$ (2.68)	$	1.33	$ 8.16
	(c)	Cash Flow 2003E (a)		$	883	
		Comparable company multiple	0.9x		2.4x	3.6x
		Implied Equity Value	$ 834	$	2,102	$ 3,151
		Equity Value per Share	$ 0.16	$	0.41	$ 0.61
	(d)	Cash Flow 2004E (a)		$	1,943	
		Comparable company multiple	0.9x		2.3x	3.4x
		Implied Equity Value	$ 1,666	$	4,503	$ 6,528
		Equity Value per Share	$ 0.32	$	0.87	$ 1.26
Company Aggregate Value		Average	$ 58,055	$	69,772	$ 89,438
Company Equity Value		**Average**	$ (7,078)	$	4,639	$ 24,305
		Shares Outstanding	5,181		5,181	5,181
		Equity Value per Share	$ (1.37)	$	0.90	$ 4.69

Note: Multiple range represents the low to high multiples of the R&M comparable companies found in Appendix A; average represents simple averages and trimmed average was not used due to insufficient data set.
(a) Modeled using Company estimated production, utilizing CIBC World Markets price deck.
(b) As of March 31st, 2003, per 1Q 2003 10-Q.

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Precedent Asset Transactions
(Dollars in thousands, except per share amount)

			Implied Range				
			Low		**Mid**		**High**
E&P Precedent Asset Transactions	(a) Proved Reserves (MBOE) (a)				28,541		
	Transaction Value / BOE	$	1.08	$	2.24	$	3.17
	Implied Reserve Value	**$**	**30,766**	**$**	**63,979**	**$**	**90,465**
R&M Precedent Asset Transactions	(b) Throughput Capacity (MBbls/d) (b)				10.0		
	Transaction Value / Throughput Cap.	$	1,341	$	1,801	$	2,640
	Implied Refinery Value	**$**	**13,410**	**$**	**18,010**	**$**	**26,400**
	Company Aggregate Value	**$**	**44,176**	**$**	**81,989**	**$**	**116,865**
	Less: Net Debt (c)		(58,341)		(58,341)		(58,341)
	Less: Working Capital Deficit (c)		(6,792)		(6,792)		(6,792)
	Company Equity Value	**$**	**(20,956)**	**$**	**16,856**	**$**	**51,732**
	Shares Outstanding		5,181		5,181		5,181
	Equity Value per Share	**$**	**(4.04)**	**$**	**3.25**	**$**	**9.99**

Note: Multiple range represents the trimmed low to high multiples, excluding the absolute high and the absolute low.
(a) Per 12/31/2002 Ryder Scott and Netherland Sewell reserve report ("Reserve Reports").
(b) Rated capacity, per 12/31/2002 form 10-K.
(c) Per March 31, 2003 form 10-Q.

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WORLD MARKETS

Net Asset Value

(Dollars in millions, except per share amount)

	Crude Oil (MMbbls)	Gas (Bcf)	Equivalent (MMBOE)	NAV at Various Discount Rates 15.0%	12.5%	10.0%
Proven reserves (a)						
Existing reserves	26.6	11.8	28.5	$116.5	$125.5	$136.4
Less: development costs (b)				($58.8)	($58.8)	($58.8)
Present value of existing reserves				$57.7	$66.7	$77.6
Other assets:						
Cash				$9.4	$9.4	$9.4
Land - 3,300 Acres at $3,500/Acre (c)				$11.6	$11.6	$11.6
Refinery				$10.0	$12.5	$15.0
Working capital (deficit) (c)				($6.8)	($6.8)	($6.8)
Total assets				$81.8	$93.3	$106.7
Long-term liabilities:						
Bank debt (c)				($67.7)	($67.7)	($67.7)
Other debt				$0.0	$0.0	$0.0
Total long-term liabilities				($67.7)	($67.7)	($67.7)
Net asset value				**$14.1**	**$25.6**	**$39.0**
Diluted shares outstanding				5.2	5.2	5.2
Net asset value per share				**$2.73**	**$4.94**	**$7.52**

(a) All dollar values shown are based on a strip pricing. The NYMEX prices assumed were $26.74 / Bbl and $6.16 / Mcf for 2003, $24.82 / Bbl and $5.26 / Mcf for 2004, and $23.97 / Bbl and $4.65 / Mcf for 2005. Actual NYMEX strip pricing was used through 2006, held flat thereafter. Crude oil discount of $8.00 to WTI pricing.
(b) Development costs per Reserve Reports.
(c) As of March 31, 2003.

Discounted Cash Flow Analysis

Fiscal Year End 12/31	2003 [a]	2004	2005	2006
	Projected			
Revenues	$34.8	$50.1	$50.3	$53.5
EBITDA	12.3	16.1	16.5	17.9
Less: Depreciation	(5.8)	(9.0)	(8.8)	(9.1)
EBITA	6.5	7.1	7.7	8.8
Less: Income Taxes	0.0	0.0	0.0	0.0
Unlevered After-Tax Income	6.5	7.1	7.7	8.8
Plus: Depreciation	5.8	9.0	8.8	9.1
Plus: Tax Deductible Amortization	0.0	0.0	0.0	0.0
Less: Capital Expenditures	(6.7)	(12.0)	(12.0)	(12.0)
Less: Working Capital Investment	(4.5)	1.4	(0.1)	0.3
Free Cash Flow	$1.1	$5.5	$4.4	$6.3

Terminal Value Based on EBITDA Multiple
Exit Multiple in Year 4 (2006)

	5.5 x EBITDA			6.5 x EBITDA			7.5 x EBITDA		
	11.0%	13.0%	15.0%	11.0%	13.0%	15.0%	11.0%	13.0%	15.0%
Discounted Free Cash Flows 2003 (a) - 2006	$13.1	$12.5	$12.0	$13.1	$12.5	$12.0	$13.1	$12.5	$12.0
Discounted Terminal Value	66.7	62.4	58.4	78.8	73.7	69.0	90.9	85.0	79.6
Enterprise Value	79.8	74.9	70.4	91.9	86.2	81.0	104.0	97.6	91.6
Less: Debt @ 3/31/03	(67.7)	(67.7)	(67.7)	(67.7)	(67.7)	(67.7)	(67.7)	(67.7)	(67.7)
Less: Working Capital Deficit @ 3/31/03	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)
Plus: Cash @ 3/31/03	9.4	9.4	9.4	9.4	9.4	9.4	9.4	9.4	9.4
Implied Equity Value	$14.7	$9.7	$5.2	$26.8	$21.1	$15.8	$38.9	$32.4	$26.5

Implied Share Price			
Discount Rate	EBITDA Terminal Multiple		
	5.5x	6.5x	7.5x
11.0%	$2.83	$5.17	$7.51
13.0%	$1.88	$4.07	$6.26
15.0%	$1.01	$3.06	$5.11

(a) Represents 9 months stub.

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WORLD MARKETS

Analysis at Various Prices
(Dollars in millions, except per share amount)

			5/19/03 (a)	5/23/2003							
Price Per Share			**$3.70**	**$4.15**	**$4.50**	**$5.00**	**$5.50**	**$6.00**	**$6.25**	**$6.50**	**$7.00**
Premium (Discount)											
Unaffected			--	*12.2%*	*21.6%*	*35.1%*	*48.6%*	*62.2%*	*68.9%*	*75.7%*	*89.2%*
Current			--	--	*8.4%*	*20.5%*	*32.5%*	*44.6%*	*50.6%*	*56.6%*	*68.7%*
Implied Equity Value			**$19.2**	**$21.5**	**$23.3**	**$25.9**	**$28.5**	**$31.1**	**$32.4**	**$33.8**	**$36.5**
Plus: Debt @ 03/31/03 (b)			67.7	67.7	67.7	67.7	67.7	67.7	67.7	67.7	67.7
Plus: WC Deficit @ 03/31/03 (b)			6.8	6.8	6.8	6.8	6.8	6.8	6.8	6.8	6.8
Less: Cash @ 03/31/03 (b)			(9.4)	(9.4)	(9.4)	(9.4)	(9.4)	(9.4)	(9.4)	(9.4)	(9.4)
Implied Aggregate Value			**$84.3**	**$86.6**	**$88.4**	**$91.0**	**$93.6**	**$96.2**	**$97.6**	**$98.9**	**$101.6**

		Refinery (c)	Statistic (d)	**Implied Aggregate Value as a Multiple of Grape (e)**							
Reserves	2002A	$10.0	28.5	$2.60	$2.68	$2.75	$2.84	$2.93	$3.02	$3.07	$3.12	$3.21
		12.5	28.5	2.52	2.60	2.66	2.75	2.84	2.93	2.98	3.03	3.12
		15.0	28.5	2.43	2.51	2.57	2.66	2.75	2.85	2.89	2.94	3.03
EBITDA	2002A		$3.5	24.3x	25.0x	25.5x	26.2x	27.0x	27.7x	28.1x	28.5x	29.3x
	2003E		14.5	5.8	6.0	6.1	6.3	6.4	6.6	6.7	6.8	7.0
	2004E		16.1	5.2	5.4	5.5	5.6	5.8	6.0	6.0	6.1	6.3

				Implied Equity Value as a Multiple of Grape							
Cash Flow	2003E		$0.16	23.4x	26.2x	28.4x	31.6x	34.8x	37.9x	39.5x	41.1x	44.2x
	2004E		0.37	9.9	11.1	12.0	13.3	14.7	16.0	16.7	17.3	18.7

(a) Grape closing stock price on May 19, 2003, which is one day prior to the announcement of a possible management buyout.
(b) As of March 31st, 2003, per 1Q 2003 10-Q.
(c) Assumed range of value of Refinery.
(d) Modeled using Company estimated production, utilizing CIBC World Markets price deck.
(e) Implied assumed value as a multiple of Reserves derived by netting value of refinery from the implied aggregate value then dividing by Company reserves of 28.5 MMBOE.

CIBC
WORLD MARKETS

Premiums Paid Analysis

> Based on the data collected, we can calculate an implied Grape share price, as shown below:

	Implied Value Range											
	One Day Range			**One Day Range**			**One Week Range**			**One Month Range**		
	15.0%	**20.0%**	**25.0%**	**15.0%**	**20.0%**	**25.0%**	**20.0%**	**25.0%**	**30.0%**	**25.0%**	**30.0%**	**35.0%**
Grape Share Price (a)	$3.70	$3.70	$3.70	$4.15	$4.15	$4.15	$3.76	$3.76	$3.76	$3.91	$3.91	$3.91
Premium (b)	*15.0%*	*20.0%*	*25.0%*	*15.0%*	*20.0%*	*25.0%*	*20.0%*	*25.0%*	*30.0%*	*25.0%*	*30.0%*	*35.0%*
Implied Grape Share Price	$4.26	$4.44	$4.63	$4.77	$4.98	$5.19	$4.51	$4.70	$4.89	$4.89	$5.08	$5.28

(a) $3.70 represents unaffected Grape closing stock price on May 19, 2003, which is one day prior to the announcement of a possible management buyout; and $4.15 represents closing price as of May 23, 2003.

(b) Range of premiums derived from median of all going private and squeeze out transactions with the equity value <$100 million (January 2001 through May 23, 2003)

CIBC
WORLD MARKETS

4 Appendix

CIBC
WORLD MARKETS

A   Valuation Analysis – Supporting Data

CIBC
WORLD MARKETS

Comparable Company Trading Analysis – E&P

(Dollars in millions, except per share amount)

Company (a)	Ticker Symbol	Price 05/23/03	52-Week High	52-Week Low	% Off High	Vol. (000) 5/23/03	Shares Outstanding	Market Cap	+ Total Debt	+ Preferred Stock	- Cash and Equivalents	= Aggregate Value
Berry Petroleum Corporation (b)	BRY	$ 16.48	$ 18.31	$ 14.40	10.0%	16.5	20.9	$ 343.8	$ 15.0	$ -	$ 11.8	$ 346.9
Nuevo Energy Company (c)	NEV	15.35	16.00	9.00	4.1%	68.5	19.2	295.4	423.4	115.0	73.8	760.0
Vintage Petroleum, Inc. (d)	VPI	10.39	12.34	8.10	15.8%	110.9	63.9	664.3	887.9	-	9.3	1,543.0
Grape (e)		$ 4.15	$ 6.54	$ 3.42	36.5%	10.9	5.0	$ 20.5	$ 67.7	$ -	$ 9.4	$ 78.9

Company (a)	EBITDA 2002	2003 E	2004 E	Cash Flow per Share 2002	2003 E	2004 E	Earnings per Share 2002	2003 E	2004 E	Reserves PV-10	MMBOE	% Oil
Berry Petroleum Corporation (b)	$ 50.9	N/A	N/A	$ 2.16	$ 2.40	$ 2.40	$ 1.37	$ 1.66	$ 1.96	N/A	102	99.0
Nuevo Energy Company (c)	156.4	171.2	161.9	7.12	6.49	5.78	1.28	1.72	1.29	-	249	88.3
Vintage Petroleum, Inc. (d)	227.4	433.7	356.4	3.57	3.75	3.09	0.49	0.99	0.60	2,680.9	529	65.9
Grape (e)	$ 3.5	$ 14.5	$ 16.1	$ (1.25)	$ 0.16	$ 0.37	$ (2.11)	$ (1.12)	$ (1.37)	$ 177.6	29	93.1

Company (a)	AV/EBITDA 2002	2003 E	2004 E	Price/Cash Flow 2002	2003 E	2004 E	Price/Earnings 2002	2003 E	2004 E	AV/ BOE	Debt / BOE	Debt / Book Cap.
Berry Petroleum Corporation (b)	6.8x	N/A	N/A	7.6x	6.9x	6.9x	12.0x	9.9x	8.4x	$ 3.40	$ 0.15	7.7%
Nuevo Energy Company (c)	4.9	4.4x	4.7x	2.2	2.4	2.7	12.0	8.9	11.9	3.05	1.70	68.2%
Vintage Petroleum, Inc. (d)	6.8	3.6	4.3	2.9	2.8	3.4	21.3	10.5	17.4	2.92	1.68	60.9%
Grape (e)	22.7x	5.4x	4.9x	NM	26.2x	11.1x	NM	NM	NM	$ 2.72	$ 2.33	73.9%
Average	6.2x	4.0x	4.5x	4.2x	4.0x	4.3x	15.1x	9.8x	12.6x	$ 3.12	$ 1.18	45.6%
Adjusted Average	6.8	N/M	N/M	2.9	2.8	3.4	12.0	9.9	11.9	3.05	1.68	60.9%

(a) Historicals per published financials and exclude non-recurring and extraordinary items.
(b) Berry Petroleum Corporation projections per First Call Consensus estimates, dated May 23, 2003.
(c) Nuevo Energy Company projections per RBC Capital Markets equity research report, dated May 14, 2003.
(d) Vintage Petroleum projections per CIBC World Markets equity research report, May 22, 2003.
(e) Grape projections provided by Grape management.

CIBC WORLD MARKETS

Comparable Company Trading Analysis – R&M

(Dollars in millions, except per share amount)

Company (a)	Ticker Symbol	Share Price 05/23/03	52-week High	Low	Shares Outstanding (mm)	Market Cap.	+ Preferred + Stock	Total Debt	- Cash	= Enterprise Value
Frontier Oil Corporation (b)	FTO	$ 16.60	$ 19.25	$ 10.68	51.7	$ 857.6	$ -	$ 263.2	$ 113.9	$ 1,006.9
Giant Industries, Inc. (c)	GI	6.14	9.20	1.86	8.8	53.9	-	395.0	23.4	425.6
Tesoro Petroleum Corporation (d)	TSO	7.45	8.55	1.24	64.6	481.4	-	1,906.0	13.6	2,373.8
Valero Energy Corporation (e)	VLO	37.80	42.40	23.15	114.3	4,318.9	372.5	4,160.4	770.8	8,081.0
Grape (f)		$ 4.15	$ 6.54	$ 3.42	5.0	20.5	$ -	$ 67.7	$ 9.4	$ 78.9

Company (a)	Earnings Per Share 2002A	2003E	2004E	Cash Flow Per Share 2002A	2003E	2004E	EBITDA 2002A	2003E	2004E	Throughput MBbls / Day (g)
Frontier Oil Corporation (b)	$ 0.05	$ 2.95	$ 3.30	$ 1.10	$ 4.65	$ 4.95	$ 55.6	$ 240.2	$ 317.2	144.9
Giant Industries, Inc. (c)	(1.01)	1.20	1.75	3.20	6.50	7.16	55.2	56.0	64.0	87.4
Tesoro Petroleum Corporation (d)	(1.80)	1.16	1.00	0.42	4.28	4.38	120.4	716.0	627.0	465.0
Valero Energy Corporation (e)	0.83	5.90	5.95	5.20	11.55	11.25	920.2	1,919.0	1,910.0	1,702.0
Grape (f)	$ (2.11)	$ (1.12)	$ (1.37)	$ (1.25)	$ 0.16	$ 0.37	$ 3.5	$ 14.5	$ 16.1	10.0

Company (a)	P/E 2002A	2003E	2004E	P/CF 2002A	2003E	2004E	Enterprise Value/EBITDA 2002A	2003E	2004E	Market Cap./ Stockholders' Equity	Enterprise Value / Throughput	Debt/ Ent. Value
Frontier Oil Corporation (b)	N/A x	5.6 x	5.0 x	15.1 x	3.6 x	3.4 x	18.1 x	4.2 x	3.2 x	5.3 x	$ 6.95	26%
Giant Industries, Inc. (c)	NM	5.1	3.5	1.9	0.9	0.9	7.7	7.6	6.7	0.4	4.87	93%
Tesoro Petroleum Corporation (d)	NM	6.4	7.5	17.7	1.7	1.7	19.7	3.3	3.8	0.5	5.10	80%
Valero Energy Corporation (e)	45.5	6.4	6.4	7.3	3.3	3.4	8.8	4.2	4.2	0.9	4.75	51%
Grape (f)	NM x	NM x	NM x	NM x	26.2 x	11.1 x	22.7 x	5.4 x	4.9 x	0.5 x	$ 7.89	86%
Average	45.5 x	5.9 x	5.6 x	10.5 x	2.4 x	2.3 x	13.6 x	4.8 x	4.5 x	1.6 x	$ 5.42	63%
Median	45.5	6.0	5.7	11.2	2.5	2.5	13.4	4.2	4.0	0.7	4.99	65.9%
High	45.5	6.4	7.5	17.7	3.6	3.4	19.7	7.6	6.7	5.3	6.95	92.8%
Low	45.5	5.1	3.5	1.9	0.9	0.9	7.7	3.3	3.2	0.4	4.75	26.1%

(a) Historical financials per published financials and exclude non-recurring and extraordinary items.

(b) Frontier Oil Corporation projections per Lehman Brothers equity research report, dated April 3, 2003. Statistics include pro forma adjustment for acquisition of Holly Corp. for issuance of 15.5 million shares, aggregate payment of $172.5 million in cash from existing cash flow and the assumption of $26 million of debt.

(c) Giant Industries, Inc. projections per Friedman Billings Ramsey equity research report, dated May 8, 2003.

(d) Tesoro Petroleum Corporation projections per Merrill Lynch equity research report, dated May 1, 2003.

(e) Valero Energy Corporation projections per Lehman Brothers equity research report, dated April 25, 2003.

(f) Grape projections provided by Grape management.

(g) Throughput capacity per March 31, 2003 10-Q.

Precedent Asset Transactions – California Oil - E&P

Date Announced	Buyer	Seller	Transaction Value ($mm)	Reserve Value ($mm)	Reserves Oil (Mmbbls)	Gas (Bcf)	Total Reserves (MBOE)	Transaction Value ($/BOE)	Reserve Value ($/BOE)	Implied Value Per Daily BOE Produced
08/17/96	Berry Petroleum Co.	Tannehill Oil	$ 25.5	$ 19.0	7.1	-	7.1	$ 3.59	$ 2.68	$ 14,615
08/30/96	Nuevo Energy Company	Unocal Corp.	492.0	427.0	120.0	162.0	147.0	3.35	2.90	11,593
12/16/96	Berry Petroleum Co.	Exxon Corp.	49.5	49.5	14.0	22.3	17.7	2.79	2.79	45,169
02/27/97	Plains Resources, Inc.	Chevron Corp.	25.0	25.0	20.8	14.6	23.2	1.08	1.08	26,783
11/12/97	Plains Resources, Inc.	Shell Oil Co.	22.1	22.1	20.0	-	20.0	1.11	1.11	14,733
03/31/98	National Fuel Gas Comp.	Whittier Trust Comp.	146.3	146.3	40.0	-	40.0	3.66	3.66	29,260
12/23/98	Berry Petroleum Co.	Aera Energy LLC	35.0	35.0	20.0	-	20.0	1.75	1.75	12,500
06/29/99	Nuevo Energy Company	Texaco, Inc.	61.0	61.0	29.4	-	29.4	2.07	2.07	22,183
11/17/99	Occidental Petroleum	Atlantic Richfield Comp.	57.0	57.0	98.0	-	98.0	0.58	0.58	1,900
01/05/00	Vintage Petroleum, Inc.	Nuevo Energy Company	29.6	29.6	8.5	7.8	9.8	3.02	3.02	11,804
06/05/01	**Grape**	**Vintage Petroleum, Inc.**	**17.8**	**17.8**	**5.6**	**-**	**5.6**	**3.17**	**3.17**	**8,658**
03/03/03	BlackSand Partners L.P.	Nuevo Energy Company	59.0	59.0	28.8	19.2	32.0	1.84	1.84	26,002

	High							**$ 3.66**	**$ 3.66**	**$ 45,169**
	Average							**2.33**	**2.22**	**18,767**
	Adjusted Average							**2.38**	**2.24**	**17,813**
	Low							**0.58**	**0.58**	**1,900**

Source: John S. Herold Database.
Note: Selected West Coast asset transactions with a transaction value greater than $15.0 million.

Precedent Asset Transactions – R&M Universe

Date Announced	Buyer	Seller	Region	Transaction Value ($mm) (a)	Crude Proc. Capacity (Mbbl/d)	$/ b/d of Crude Proc. Capacity.	Transaction Value / EBITDA	JSH Upgrade Complx. Ratio (b)
02/05/02	Tesoro Petroleum Corp.	Valero Energy Corp.	CA	$ 870	168	$ 5,179	3.3x	1.6
06/04/01	Valero Energy Corp.	El Paso Energy	TX	399	110	1,045	4.9	1.2
03/20/01	Valero Energy Corp.	Huntway Refining Co.	CA	54	19	2,844	2.5	N/A
07/13/01	Tosco Corp.	BP plc	LA	939	250	2,640	N/A	1.2
07/05/00	UDS	Tosco	CA	968	168	4,870	5.1	1.6
04/06/00	Tosco Corp.	Equilon	IL	420	286	1,466	3.0	1.0
03/02/00	Valero Energy Corp.	ExxonMobil	CA	895	130	5,846	5.0	2.3
06/04/99	Frontier Oil	Equilon	KA	170	109	1,560	N/A	1.3
07/01/98	Clark USA	BP plc	OH	265	170	1,341	2.7	1.0
05/21/98	Valero Energy Corp.	Mobil	NJ	336	155	1,471	N/A	1.4
05/01/98	Tesoro Petroleum Corp.	Shell Oil	WA	251	108	2,328	5.3	1.0
Max				$ 968	286	$ 5,846	5.3x	
Average				506	152	2,781	4.0	
Adjusted Average				505	152	2,633	4.0	
Low				54	19	1,045	2.5	

Precedent Asset Transactions – Selected R&M Transactions

> The list below details precedent transactions taken from the Universe above. Select transactions have been included due to their complexity.

Date Announced	Buyer	Seller	Region	Transaction Value ($mm) (a)	Crude Proc. Capacity (Mbbl/d)	$/ b/d of Crude Proc. Capacity.	Transaction Value / EBITDA	JSH Upgrade Complx. Ratio (b)
06/04/01	Valero Energy Corp.	El Paso Energy	TX	$ 399	110	$ 1,045	4.9x	1.2
03/20/01	Valero Energy Corp.	Huntway Refining Co.	CA	54	19	2,844	2.5	N/A
07/13/01	Tosco Corp.	BP plc	LA	939	250	2,640	N/A	1.2
04/06/00	Tosco Corp.	Equilon	IL	420	286	1,466	3.0	1.0
06/04/99	Frontier Oil	Equilon	KA	170	109	1,560	N/A	1.3
07/01/98	Clark USA	BP plc	OH	265	170	1,341	2.7	1.0
05/21/98	Valero Energy Corp.	Mobil	NJ	336	155	1,471	N/A	1.4
05/01/98	Tesoro Petroleum Corp.	Shell Oil	WA	251	108	2,328	5.3	1.0
Max				$ 939	286	$ 2,844	5.3x	
Average				354	151	1,837	3.7	
Adjusted Average				307	150	1,801	3.5	
Low				54	19	1,045	2.5	

(a) Total Transaction Value is the total $ amount paid to seller, including cash, notes and assumed debt less cash and/or cash equivalents.
(b) JSH Upgrade Factor/Complexity Ratio takes into account upgrade components in relation to base crude distillation capacity.

CIBC
WORLD MARKETS

Premiums Paid Analysis –Going Private & Minority Squeezouts (a)

(Dollars in millions, except per share amount)

Date Announced	Target Name	Acquiror Name	Equity Value	Enterprise Value	Premia prior to Announcement 1 Day	1 Week	4 Weeks
05/05/03	Semele Group Inc	Investor Group	$2.5	$48.7	31.9 %	31.9 %	29.0 %
05/05/03	Westerbeke Corp	Westerbeke Acquisition Corp	6.0	8.9	70.5 %	77.5 %	63.9 %
04/25/03	Ascent Media Group Inc	Liberty Media Corp	63.7	671.8	10.3 %	5.5 %	5.5 %
04/02/03	On Command Corp	Liberty Media Corp	24.1	380.2	11.4 %	11.4 %	11.4 %
04/01/03	Liberty Satellite & Tech Inc	Liberty Media Corp	95.0	709.2	(5.3 %)	(5.8 %)	(18.7 %)
03/26/03	InvestorsBancorp,Waukesha,WI	Investor Group	14.2	---	(1.4 %)	4.8 %	6.0 %
03/21/03	Troy Group Inc	Dirk Inc	28.8	21.8	86.2 %	86.2 %	72.0 %
02/20/03	Riverside Group Inc	Investor	0.2	16.9	33.3 %	33.3 %	33.3 %
01/22/03	Printcafe Software Inc	Creo Inc	13.8	22.3	8.3 %	13.0 %	22.6 %
01/15/03	Allcity Insurance Co	Leucadia National Corp	19.5	26.6	1427.8 %	1000.0 %	1095.7 %
12/16/02	RDO Equipment Co	RDO Holdings Co	75.0	133.0	37.8 %	41.4 %	51.8 %
10/11/02	Landair Corp	Investor Group	96.2	99.4	25.0 %	31.1 %	24.9 %
09/19/02	WJ Communications Inc	Fox Paine & Co LLC	62.2	NM	0.9 %	0.0 %	31.0 %
09/03/02	Sandata Technologies Inc	Sandata Acquisition Corp	4.9	6.5	32.6 %	32.6 %	51.6 %
08/13/02	R-B Rubber Products Inc	Dash Multi-Corp Inc	9.3	11.4	83.0 %	69.7 %	75.0 %
08/09/02	Sandata Technologies Inc	Investor Group	3.8	6.6	0.0 %	200.0 %	87.5 %
06/17/02	Fortress Group Inc	Lennar Corp	11.5	112.3	16.8 %	18.7 %	20.7 %
05/16/02	Electric Lightwave Inc	Citizens Communications Co	35.9	893.7	105.9 %	79.5 %	(10.3 %)
05/16/02	Balanced Care Corp	IPC Advisors SARL	8.5	118.7	150.0 %	177.8 %	150.0 %
04/18/02	Partsbase Inc	Investor Group	21.1	NM	36.4 %	44.2 %	94.8 %
03/14/02	Konover Property Trust Inc	Investor Group	71.6	301.3	20.0 %	20.0 %	16.7 %
03/08/02	Hawker Pacific Aerospace	Lufthansa Technik AG	33.1	102.3	2.5 %	3.2 %	25.5 %
02/19/02	Income Opportunity Realty Inv	American Realty Investors	27.3	81.3	9.8 %	(27.6 %)	7.0 %
11/16/01	Sun Community Bancorp Ltd	Capitol Bancorp Ltd,Lansing,MI	62.6	505.2	5.5 %	0.6 %	0.0 %
10/30/01	Income Opportunity Realty Inv	Sutter Capital Management LLC	37.4	87.8	46.5 %	(15.3 %)	97.7 %
10/25/01	Enex Resources Corp	3TEC Energy Corp	25.3	25.3	107.4 %	107.4 %	115.4 %
10/15/01	IIC Industries Inc	CP Holdings Ltd	59.8	88.4	(16.0 %)	(17.7 %)	(22.2 %)
10/05/01	Zengine Inc	MCSi Inc	67.1	16.9	(1.3 %)	3.3 %	(1.3 %)
09/18/01	Organic Inc	Seneca Investments LLC	29.4	13.7	13.8 %	17.9 %	(17.5 %)
08/31/01	American Resources Offshore	Blue Dolphin Energy Co	3.1	4.9	13.3 %	2.6 %	15.1 %
08/01/01	National Home Centers Inc	Dwain Neumann	10.0	25.2	26.1 %	20.7 %	33.3 %
07/16/01	Peapod Inc(Koninklijke)	Koninklijke Ahold NV	39.2	141.1	72.0 %	76.2 %	90.3 %
05/22/01	Quizno's Corp	Investor Group	26.0	53.4	14.9 %	16.4 %	15.2 %
05/09/01	Pierre Foods Inc	Investor Group	14.5	125.0	53.9 %	158.1 %	150.0 %
01/18/01	Intercontinental Life Corp	Financial Industries Corp	92.6	92.6	4.9 %	14.2 %	25.3 %
01/16/01	Leslie Fay Co Inc	Investor Group	30.6	29.3	73.9 %	77.8 %	60.0 %
12/20/00	Vitaminshoppe.com Inc	Vitamin Shoppe Industries Inc	20.4	13.0	220.0 %	113.3 %	166.7 %
11/10/00	Holt's Cigar Holding Inc	HCH Acquisition Corp	34.8	28.1	57.1 %	44.3 %	54.4 %
11/06/00	Ellott Brothers Inc	Investor Group	13.8	58.8	13.8 %	19.1 %	28.0 %
10/27/00	Neutral Posture Ergonomics Inc	Investor Group	5.6	3.1	19.7 %	37.6 %	41.1 %
10/17/00	Trex Medical Corp(ThermoTrex)	Thermo Electron Corp	70.3	72.9	(46.3 %)	(37.5 %)	(25.2 %)
09/01/00	Minolta-QMS Inc(Minolta Co)	Minolta Investments Co	79.9	148.0	100.0 %	100.0 %	95.9 %
07/11/00	In Home Health Inc	Manor Care Inc	33.6	34.8	23.3 %	28.7 %	23.3 %
06/22/00	American Educational Products	G C Associates Holding Corp	12.4	15.9	3.9 %	3.9 %	5.3 %
05/04/00	Petroglyph Energy Inc	Intermountain Industries	20.4	38.3	42.5 %	107.3 %	75.4 %
01/31/00	Metrika Systems Corp	Thermo Instrument Systems Inc	66.8	81.2	(6.5 %)	0.0 %	46.9 %
01/31/00	Sunrise Intl Leasing Inc	King Management Corp	37.6	112.1	(4.6 %)	0.0 %	1.2 %

	Premia prior to Announcement 1 Day	1 Week	4 Weeks
High	1427.8 %	1000.0 %	1095.7 %
75th Percentile	55.5 %	76.9 %	73.5 %
50th Percentile	20.0 %	20.7 %	29.0 %
25th Percentile	5.2 %	3.6 %	9.2 %
Low	(46.3 %)	(37.5 %)	(25.2 %)
Mean	64.5 %	60.2 %	64.3 %
Median	20.0 %	20.7 %	29.0 %

Source: SDC

(a) Represents selected transactions from January 2000 through 5/23/03 with an equity value less than $100.0 million.

CIBC World Markets

Premiums Paid Analysis –Going Private & Minority Squeezouts [a]

Date Announced	Target Name	Acquiror Name	Equity Value	Enterprise Value	Premia prior to Announcement		
					1 Day	1 Week	4 Weeks
08/07/02	Exco Resources Corp	Douglas H. Miller	$295.1	$314.2	20.8 %	22.9 %	22.0 %
10/25/01	Enex Resources Corp	3TEC Energy Corp	25.3	25.3	107.4 %	107.4 %	115.4 %
08/31/01	American Resources Offshore	Blue Dolphin Energy Co	3.1	4.9	13.3 %	2.6 %	15.1 %
05/04/00	Petroglyph Energy Inc	Intermountain Industries	20.4	38.3	42.5 %	107.3 %	75.4 %

	Premia prior to Announcement		
	1 Day	1 Week	4 Weeks
High	107.4 %	107.4 %	115.4 %
Low	13.3 %	2.6 %	15.1 %
Mean	46.0 %	60.0 %	57.0 %

Source: SDC

(a) Represents selected E&P transactions from January 2000 through 5/23/03 with an equity value less than $100.0 million, excluding Exco transaction with an equity value greater than $100 million.

CIBC
WORLD MARKETS

B   Termination Fee Analysis

Termination Fee Analysis – Going Private and Minority Squeezouts [a]

Date Announced	Target Name	Acquiror Name	Equity Value	Enterprise Value	Termination Fee	Termination Fee as % of Equity Value	Termination Fee as % of Enterprise Value
05/05/03	Semele Group Inc	Investor Group	$2.5	$48.7	---	---	---
04/25/03	Ascent Media Group Inc	Liberty Media Corp	63.7	671.8	---	---	---
04/01/03	Liberty Satellite & Tech Inc	Liberty Media Corp	95.0	709.2	---	---	---
03/26/03	InvestorsBancorp,Waukesha,WI	Investor Group	14.2	---	---	---	---
03/21/03	Troy Group Inc	Dirk Inc	28.8	21.8	---	---	---
02/20/03	Riverside Group Inc	Investor	0.2	16.9	---	---	---
01/22/03	Printcafe Software Inc	Creo Inc	13.8	22.3	---	---	---
01/15/03	Allcity Insurance Co	Leucadia National Corp	19.5	26.6	---	---	---
12/16/02	RDO Equipment Co	RDO Holdings Co	75.0	133.0	---	---	---
10/11/02	Landair Corp	Investor Group	96.2	99.4	---	---	---
09/03/02	Sandata Technologies Inc	Sandata Acquisition Corp	4.9	6.5	---	---	---
08/27/02 [b]	Exco Resources Corp.	Douglas H. Miller	295.1	341.2	$8.5	2.9%	2.5%
08/13/02	R-B Rubber Products Inc	Dash Multi-Corp Inc	9.3	11.4	0.2	2.1%	1.7%
06/17/02	Fortress Group Inc	Lennar Corp	11.5	112.3	1.5	13.1%	1.3%
05/16/02	Electric Lightwave Inc	Citizens Communications Co	35.9	893.7	---	---	---
05/16/02	Balanced Care Corp	IPC Advisors SARL	8.5	118.7	0.3	2.9%	0.2%
04/18/02	Partsbase Inc	Investor Group	21.1	NM	---	---	---
03/14/02	Konover Property Trust Inc	Investor Group	71.6	301.3	3.0	4.2%	1.0%
03/08/02	Hawker Pacific Aerospace	Lufthansa Technik AG	33.1	102.3	---	---	---
02/19/02	Income Opportunity Realty Inv	American Realty Investors	27.3	81.3	---	---	---
11/16/01	Sun Community Bancorp Ltd	Capitol Bancorp Ltd,Lansing,MI	62.6	505.2	---	---	---
10/30/01	Income Opportunity Realty Inv	Sutter Capital Management LLC	37.4	87.8	---	---	---
10/25/01	Enex Resources Corp	3TEC Energy Corp	25.3	25.3	---	---	---
10/15/01	IIC Industries Inc	CP Holdings Ltd	59.8	88.4	---	---	---
10/05/01	Zengine Inc	MCSi Inc	67.1	16.9	---	---	---
09/18/01	Organic Inc	Seneca Investments LLC	29.4	13.7	---	---	---
08/31/01	American Resources Offshore	Blue Dolphin Energy Co	3.1	4.9	---	---	---
08/01/01	National Home Centers Inc	Dwain Neumann	10.0	25.2	---	---	---
07/16/01	Peapod Inc(Koninklijke)	Koninklijke Ahold NV	39.2	141.1	0.5	1.3%	0.4%
05/22/01	Quizno's Corp	Investor Group	26.0	53.4	0.5	1.9%	0.9%
05/09/01	Pierre Foods Inc	Investor Group	14.5	125.0	0.5	3.5%	0.4%
04/02/01	Milestone Properties, Inc.	Concord Assets Group, Inc. / Mgt. Group	11.4	2.1	0.3	2.2%	12.1%
01/18/01	Intercontinental Life Corp	Financial Industries Corp	92.6	92.6	---	---	---
01/16/01	Leslie Fay Co Inc	Investor Group	30.6	29.3	---	---	---
12/20/00	Vitaminshoppe.com Inc	Vitamin Shoppe Industries Inc	20.4	13.0	---	---	---
11/10/00	Holt's Cigar Holding Inc	HCH Acquisition Corp	34.8	28.1	---	---	---
11/06/00	Ellott Brothers Inc	Investor Group	13.8	58.8	---	---	---
10/27/00	Neutral Posture Ergonomics Inc	Investor Group	5.6	3.1	---	---	---
10/17/00	Trex Medical Corp(ThermoTrex)	Thermo Electron Corp	70.3	72.9	---	---	---
09/01/00	Minolta-QMS Inc(Minolta Co)	Minolta Investments Co	79.9	148.0	---	---	---
07/11/00	In Home Health Inc	Manor Care Inc	33.6	34.8	---	---	---
06/22/00	American Educational Products, Inc.	G.C. Associates Holdings Corp.	10.8	11.5	0.5	4.4%	4.1%
01/31/00	Sunrise Intl Leasing Inc	King Management Corp	37.6	112.1	1.0	2.7%	0.9%

	Termination Fees	Termination Fees as a % of Equity Value	Termination Fees as a % of Enterprise Value
High	$8.5	13.1 %	12.1 %
75th Percentile	$1.3	3.8 %	2.1 %
50th Percentile	$0.5	2.9 %	1.0 %
25th Percentile	$0.4	2.2 %	0.6 %
Low	$0.2	1.3 %	0.2 %
Mean	$1.5	3.7 %	2.3 %
Median	$0.5	2.9 %	1.0 %

Source: SDC
(a) Represents selected transactions from January 2000 through current with an equity value less than $100.0 million.
(b) Exco Resources transaction has an equity value greater than $100 million.